QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM U-3A-2/A
Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Holding Company Act of 1935

To Be Filed Annually Prior to March 1

A.O.G. CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock, Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 47,000 customers in Arkansas and 15,000 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. Neither A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in the year ending December 31, 2004:

a.
Distributed 10,490,455 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas, generating gross revenues of $63,806,748.

b.
Distributed 1,720,349 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma, generating gross revenues of $15,585,108.

c.
Did not make any sales for resale.

d.
Purchased 7,382,972 Mcf at 14.73 psig of natural gas in Arkansas at a cost of $48,348,225.

e.
Purchased 1,569,260 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $10,489,635.

4.
A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for the year ending December 31, 2004.

Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of March, 2005.

A.O.G. CORPORATION
	By:	/s/ MICHAEL J. CALLAN Michael J. Callan—Vice President
CORPORATE SEAL
Attest:
/s/ KIM LINAM Kim Linam—Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan—Vice President and General Counsel
Arkansas Oklahoma Gas Corporation
P.O. Box 17004
Fort Smith, AR 72917

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
BALANCE SHEET
For Year Ended December 31, 2004

ASSETS
Property, plant and equipment, at cost	$124,017,649
Less accumulated provisions for depreciation	57,145,699

Net property, plant and equipment	66,871,950
Investments at cost	396,471
Current assets:
Cash and cash equivalents	4,695,013
Notes and accounts receivable, net	15,079,764
Inventory of materials and supplies	1,638,654
Prepaid expenses	372,340

Total current assets	21,785,771
Other noncurrent assets:
Deferred Expenses	769,986
TOTAL ASSETS	$89,824,178

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock	$273,000
Additional paid-in capital	140,000
Retained earnings	41,275,982

Total	41,688,982
Long term debt	20,500,000

Total capitalization	62,188,982
Current Liabilities:
Current portion of long-term debt	1,500,000
Accounts payable	12,155,707
Customers' deposits	2,317,183
Accrued liabilities-
Taxes other than income	565,201
Other	1,085,668

Total current liabilities	17,623,759
Other noncurrent liabilities:
Customer advances for construction	36,113
Deferred income taxes	9,342,233
Deferred investment tax credit	633,091

TOTAL CAPITALIZATION AND LIABILITIES	$89,824,178

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
For Year Ended December 31, 2004

Operating Revenue:
Sales	$79,479,077
Other	3,570,599

Total Operating Revenue	83,049,676
Operating Expenses:
Operating, general and administrative	73,426,480
Maintenance	1,569,178
Depreciation and amortization	3,903,694
Taxes other than income taxes	1,358,640

Total Operating Expenses	80,257,992
Income from Operations	2,791,684
Interest expense	1,754,239

Net Utility Income	1,037,445
Other income (expense):
Nonutility operating revenues	265,693
Nonutility operating and maintenance expense	(64,898)
Dividends and interest income	320,309
Other	(296,164)

Net Nonutility Income	224,940
Income Before Income Taxes	1,262,385
Income Taxes	479,706

Net Income	$782,679

Retained Earnings, Beginning of period	$40,493,303
Dividends Paid	—
Retained Earnings, End of Period	$41,275,982

EXHIBIT B

A. O. G. CORPORATION AND SUBSIDIARY

Total Assets, December 31, 2004	$89,824,178
Total Operating Revenues for year ended December 31, 2004	$83,049,676
Net Income for year ended December 31, 2004	$782,679

QuickLinks

A. O. G. CORPORATION AND SUBSIDIARY BALANCE SHEET For Year Ended December 31, 2004
A. O. G. CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS For Year Ended December 31, 2004
A. O. G. CORPORATION AND SUBSIDIARY